Exhibit 99.1

Name and Address of Reporting Person:	Thomas H. Lee Advisors, LLC
c/o Thomas H. Lee Partners, L.P.
100 Federal Street, 35th Floor
Boston, MA 02210

Issuer Name and Ticker or Trading Symbol:	Dun & Bradstreet Holdings, Inc. [DNB]

Date of Earliest Transaction Required to be Reported (Month/Day/Year):	August 26, 2025

Footnotes to Form 4

1.
This report is filed by the following Reporting Persons: Thomas H. Lee Advisors, LLC (“THL Advisors”), Thomas H. Lee Equity Fund VIII, L.P. (“THL Equity VIII”), Thomas H. Lee Parallel Fund VIII, L.P. (“Parallel Fund VIII”), THL Fund VIII Coinvestment Partners, L.P. (“Coinvestment VIII”), THL Executive Fund VIII, L.P. (“Executive Fund VIII”), THL Equity Fund VIII Investors (D&B), L.P.  (“Equity Fund VIII (D&B)”), THL Equity Advisors VIII, LLC (“Equity Advisors”), Thomas H. Lee Partners, L.P. (“THL Partners”), THL Holdco, LLC (“THL Holdco”), and THL Managers VIII, LLC (“THL Managers VIII”) (collectively with their affiliates, the “THL Funds”); Thomas M. Hagerty; and Gnaneshwar B. Rao. This Form 4 is in two parts and is jointly filed with the Reporting Persons in both parts. See Remarks.

2.
Pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of March 23, 2025, by and among the Issuer, Denali Intermediate Holdings, Inc., (“Parent”), and Denali Buyer, Inc., a wholly owned subsidiary of Parent, each outstanding share of common stock of the Issuer was cancelled and converted into the right to receive $9.15 in cash per share without interest and subject to deduction for any applicable withholding taxes (the “Merger Consideration”), and, therefore each of the following THL Funds disposed of shares of Common Stock as follows: 6,142,612 shares by THL Equity VIII; 11,184,899 shares by Parallel Fund VIII; 730,006 shares by Coinvestment VIII; 468,969 shares by Executive Fund VIII; and 3,998,617 shares by Equity Fund VIII (D&B).

3.
Pursuant to the Merger Agreement, each outstanding restricted stock award subject to time-based or performance-based vesting conditions, whether vested or unvested, previously awarded to Messrs. Hagerty and Rao as members of the board of directors of the Issuer  were converted into the right to receive the Merger Consideration plus all accumulated but unpaid dividend equivalent rights with respect to such shares.

4.
Pursuant to the operative agreements among certain of the THL Funds, any securities issued to persons serving as directors of portfolio companies of the THL Funds, such as the Issuer, are held for the benefit of the THL Funds.

5.
THL Holdco is the managing member of THL Advisors, which is in turn the general partner of THL Partners, which in turn is the general partner of Coinvestment VIII, the managing member of THL Manager VIII and is the sole member of Equity Advisors, which in turn is the general partner of THL Equity VIII, Parallel Fund VIII, Executive Fund VIII and Equity Fund VIII (D&B).  Each of Mr. Hagerty and Mr. Rao is a Managing Director of THL Partners. Solely for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, the THL Funds may be deemed directors by deputization.